03017064

NO ACT
P.E 3.7.03
132-2347

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 20, 2003

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

Re: AutoNation, Inc.
Incoming letters dated March 7, 2003

Dear Mr. Chevedden:

This is in response to your two letters dated March 7, 2003 concerning the shareholder proposal submitted to AutoNation by John Chevedden. On March 5, 2003, we issued our response expressing our informal view that AutoNation could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 2 6 2003
THOMSON
FINANCIAL

cc: Jonathan P. Ferrando
Senior Vice President
General Counsel & Secretary
AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301

CRGH

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
FX: 202-942-9525

March 7, 2003



Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

**AutoNation Inc. (AN)**
**Regarding Expedited Response**
**To Last-Minute 2nd Company No Action Request Letter**
**Established Topic: Poison Pill**

Ladies and Gentlemen:

It is respectfully requested that the proponent March 7, 2003 letter to the Office of Chief Counsel regarding AutoNation, Inc. (AN) be considered. This letter was in response to the March 4, 2003 company letter. The proponent March 7, 2003 airbill letter was signed as received on March 9, 2003 – two business days after the company March 4, 2003 company letter was received by the proponent.

There are also additional precedents just discovered which support the proponent position.

Sincerely,

John Chevedden
Shareholder

cc:
H. Wayne Huizenga
Chairman

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

March 7, 2003
Via Airbill

RECEIVED
2003 MAR 10 PM 3:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

**AutoNation Inc. (AN)**
**Response to 2nd Company No Action Request Letter**
**Established Topic: Poison Pill**

Ladies and Gentlemen:

This is in addition to the January 24, 2003 shareholder response to the company no action request.

First Bell Bancorp, Inc. (March 3, 2000) is a more recent rule 14a-8(i)(10) precedent which is contrary to the company substantially implemented position. The Staff Reply Letter in First Bell Bancorp stated: "We are unable to concur in your view that First Bell Bancorp may exclude the proposal under rule 14a-8(i)(10)."

The following are key First Bell Bancorp claims in its no action request:

**Under Rule 14a-8(i)(10) the Proposal may be Omitted Because it has Already Been Substantially Implemented**

Rule 14a-8(i)(10) allows a registrant to omit a proposal from its proxy materials if "the company has already substantially implemented the proposal."

... the recommended actions set forth in the Proposal would already be substantially implemented by the past and current actions of the Company's Board.

... the Proposal recommends that the Company's Board consider actions it has already considered and will continue to consider.

In Kysor Industrial Corp., No-Action Letter (February 28, 1990), the registrant received a stockholder proposal calling for the establishment of an independent committee to develop proposals to recapitalize the registrant, to solicit offers to acquire all or part of the registrant, and to retain an investment banking firm.

The Company's Board has authority and discretion encompassing the requirements of the Proposal, just as the committee in Kysor did with respect to the proposal at issue there. In the course of its duties the Company's Board has substantially implemented the Proposal by continually considering the strategic alternatives of the Company.

The shareholder proposal did not call for a specific step to achieve its objective – merely "necessary steps," specifically:

RESOLVED, it is recommended that the Board of Directors of First Bell Bancorp, Inc. (the "Company") take the necessary steps to achieve a sale or merger of the Company on terms that will maximize shareholder value.

Furthermore the unexacting shareholder text would seem to allow the company a means to easily meet the objective of the proposal. This is due to the clause "on terms that will maximize shareholder value." Thus it would seem that if the company would produce a recent or current outside opinion that a sale or merger would not maximize shareholder value at a particular point in time, that nothing more need be done to satisfy the steps the proposal called for.

However, the above no action request did not receive concurrence on substantially implemented grounds, specifically in this sentence from the Staff Reply Letter:

We are unable to concur in your view that First Bell Bancorp may exclude the proposal under rule 14a-8(i)(10).

There is no company opinion of Counsel that the proposal substantially implements the shareholder proposal.

Furthermore, evidence in 2003 indicates substantially implement claims must increasingly be approached with caution. Even company letters have recently highlighted sham methods of "implementing" proposals:
1) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

2) Also the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

The company gives no support for the company statement: "The Boards' adoption of the policy does not require stockholder notice or any notice to or filing with the Commission."

The company also essentially stated that it will provide additional documentation to the Staff if it is prodded to do so.

For the above reasons, and the reasons in the January 24, 2003 shareholder response, this is to respectfully request that the Office of Chief Counsel not agree with the company no action request.

Sincerely,

John Chevedden
Shareholder

cc:
H. Wayne Huizenga
Chairman

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549



**AutoNation Inc. (AN)**
**Investor Response to Company No Action Request**
**Established Topic: Poison Pill**

Ladies and Gentlemen:

This letter addresses the company no action request to suppress an established corporate governance proposal on grounds of substantially implemented.

The company provides no evidence of substantially implemented. The company minimally provides one sentence of purported text, yet does not claim that this is the entire text. The purported company "Policy" also has no title. Companies have made a practice of adopting policies in one sentence and then creating exceptions in subsequent sentences.

The company policy could be titled the "No" policy or the "Sham" policy because there is no evidence of the policy, for example:

No meeting minutes
No shareholder notice
No filing notice with the Securities and Exchange Commission for this purported "Policy" or stated intention to do so

The company provides no precedent that the Office of Chief Counsel typically makes substantially implemented determinations based no evidence whatsoever.

Furthermore the company provides no key information on the policy, for example:

No date of approval by the Corporate Governance Committee
No date of adoption by the Board
No effectivity date

Substantially implement claims must be approached with caution. Recent company letters have highlighted sham methods of "implementing" proposals:
1) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

2) Furthermore, the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after.".

The Masco case is in regard to meeting an independence criteria which could require a period of time to implement as directors typically join and leave the board and relinquish their non-directorial links to the company gradually. The company provides no basis that this topic would require a similar amount of time. It appears that the Masco case involves greater complexity than this proposal and this may explain the indulgence granted to Masco.

**Shareholder Vote is a Key Part of the Proposal**

The proposal states:

"This is to recommend that our Board of Directors redeem any poison pill issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

Additionally there is nothing in the purported company policy (for which there is no evidence that it actually exists) to prevent the purported policy from a reversal in 3 months without a shareholder vote. It can probably be revered with a conference call.

The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a purported poison pill policy with no evidence any year in which a related shareholder proposal topic is submitted. And then rotates out this purported policy three months later if it was actually was adopted in the first place.

For the above reasons the company seems to fall short of the burden of proof which falls on the company. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions are insufficient grounds for a no action determination.

Sincerely,

John Chevedden
Shareholder

cc:
H. Wayne Huizenga
Chairman

## 3 – Open Up Poison Pills to Shareholder Vote
**This topic won an overall 60%-yes vote at 50 companies in 2002**

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

### Harvard Report

A 2001 Harvard Business School study found that good corporate governance (taking into account whether a company had a poison pill) was positively related to company value. This study reviewed corporate governance for 1,500 companies from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk.

Since the 1980s Fidelity, an $800 billion mutual fund giant, has withheld votes for directors at companies that approved poison pills, *Wall Street Journal*, June 12, 2002.

### Challenges Faced by our Company

Shareholders believe that challenges faced by our company in the past year make it advantageous for shareholders to have a greater voting input.

Challenges include:

1) An IRS bill of $500 million.
2) Up to $400 million of the bill may need to be paid up front.
3) Merrill Lynch lowered our stock rating and the price fell 13% to a 52-week low in October 2002.
4) In "Addicted to Acquisitions," *Business Week*, on Oct. 14, 2002 said AutoNation was one of several companies which bought more than 100 companies between June 1995 and August 2001 and "All badly lagged their peers' returns."

Additionally our directors, who have a primary duty to monitor our management, consisted of:

1) Three employees
2) One former employee
3) One director linked to providing legal services for our company. He was also on the key audit committee
4) One director linked to consulting for our company
5) Two directors with interlocks to each other. One of these directors was also on the key compensation/nominating committee.

This pattern of minimal director independence is an additional factor to consider when determining the issues open to a shareholder vote.

### Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit.

**Open Up Poison Pills to Shareholder Vote**
**This topic won an overall 60%-yes vote at 50 companies in 2002**
**Yes on 3**

---

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
FX: 202-942-9525

March 7, 2003

RECEIVED
2003 MAR 12 AM 9:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

**AutoNation Inc. (AN)**
**Regarding Expedited Response**
**To Last-Minute 2nd Company No Action Request Letter**
**Established Topic: Poison Pill**

Ladies and Gentlemen:

It is respectfully requested that the proponent March 7, 2003 letter to the Office of Chief Counsel regarding AutoNation, Inc. (AN) be considered. This letter was in response to the March 4, 2003 company letter. The proponent March 7, 2003 airbill letter was signed as received on March 9, 2003 – two business days after the company March 4, 2003 company letter was received by the proponent.

There are also additional precedents just discovered which support the proponent position.

Sincerely,

John Chevedden
Shareholder

cc:
H. Wayne Huizenga
Chairman